Rock Resources Inc.

#2120 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9

TEL: (604) 688-3304
FAX: (604) 682-6038
North American Toll Free: 1-888-ROCK-RES (762-5737)

E-mail: info@rockresources.com
Web site: http://www.rockresources.com

TSX RCK

02055178

02 OCT -3 AM 9:11

September 26, 2002

SUPPL

B.C. Securities Commission (via SEDAR)
12th Floor
701 West Georgia St.
Vancouver, B.C.
V7Y 1L2

Dear Sirs:

RE: Form 27 (Material Change Report) Dated September 26, 2002
Pursuant to News Release Dated September 26, 2002

Enclosed please find Form 27 as noted above.

PROCESSED
OCT 0 9 2002
THOMSON FINANCIAL

Yours truly,

Graeme Rowland

Graeme Rowland
President

Encl.

cc: TSX Venture Exchange (via SEDAR)
Securities & Exchange Commission (82-4504)

dw 10/7

Form 27

Securities Act
MATERIAL CHANGE REPORT
Under Section 85(1) of the Act

Item 1 **Reporting Issuer**

ROCK RESOURCES INC.
Suite #2120 – 1500 West Hastings Street
Vancouver, B.C. V6E 2E9
Telephone: (604) 688-3304
Fax: (604) 682-6038

Item 2 **Date of Material Change**

September 26, 2002 - Vancouver, British Columbia

Item 3 **Press Release**

September 26, 2002

Item 4 **Summary of Material Change** Please see item 5 below for details.

Rock Resources Inc. and Tres-Or Resources Ltd. are pleased to announce Exchange approval of an Agreement for Rock to earn a two thirds interest in 795 contiguous Temagami Diamond Claim units (the Temagami East Project), which cover approximately 12,800 hectares in northeastern Ontario.

Item 5 **Full Description of Material Change**

Rock Resources Inc. (TSX Venture: RCK) ("Rock") and Tres-Or Resources Ltd. (TSX Venture: TRS) ("Tres-Or") are pleased to announce Exchange approval of an Agreement for Rock to earn a two thirds interest in 795 contiguous Temagami Diamond Claim units (Temagami East Project), which cover approximately 12,800 hectares in northeastern Ontario.

The Temagami East block is located on the southern margin of the Archean Superior Craton, in an area with encouraging kimberlite indicator mineral chemistry associated with important geologic structures. This includes prominent northwest trending structures that parallel the Lake Timiskaming fault zones. These structures comprise the southern extension of a known kimberlite trend, and are associated with the emplacement of more than 25 kimberlite pipes, which extend north and west to De Beer's Victor Pipe (currently undergoing advanced bulk testing and pre-feasibility studies).

In consideration, Rock paid $13,000 and will issue 200,000 common shares to Tres-Or. The Agreement allows for aggressive, systematic diamond exploration programs budgeted at $6.5 million, to be carried out in stages from January 1, 2003 to December 31, 2007. Tres-Or will be the project Operator and receive management fees not to exceed 10% of the total exploration expenditures. Rock shall make property payments totaling $225,000, commencing with $25,000 on December 31, 2002, and subsequently $25,000 by June 30, 2003, $25,000 by December 31, 2003, $50,000 by June 30, 2004 and $100,000 by December 31, 2004.

The property is subject to a 2.5% Net Smelter Return (NSR) or Gross Override Royalty (GORR). Tres-Or retains the right to purchase 1% of the Vendor's NSR or GORR for $1.0 million and a First Right of Refusal to buy back the remaining 1.5% NSR or GORR.

Rock has subscribed for 290,000 common shares of Tres-Or by way of a private placement for units priced at $0.35. Each unit consists of one common share and one share purchase warrant priced at $0.50 exercisable within eighteen months from the issue date.

Tres-Or has compiled an extensive data set of airborne geophysics, including measured horizontal and vertical magnetic gradient data flown at 150-metre line spacing over the Temagami East block. The geochemistry compiled includes kimberlite indicator mineral (KIM) samples with favourable G10 pyrope chemistry, some sources likely derived within the Temagami East block and Mg-ilmenite chemistry from these same samples which suggests multiple sources, and favourable conditions for diamond preservation within the kimberlite magma.

Item 6 **Reliance on Section 85(2) of the Act**

Not applicable.

Item 7 **Omitted Information**

Not applicable.

Item 8 **Senior Officers**

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following:

Officer: Graeme W. Rowland
President
Telephone: (604) 688-3304
Fax: (604) 682-6038
Address: Rock Resources Inc.
Suite #2120 – 1055 West Hasting Street
Vancouver, B.C. V6E 2E9

Item 9 **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

September 26, 2002
(date)

"Graeme W. Rowland"

(signature)

Graeme W. Rowland

(name)
President
(position)
Vancouver, B.C.

(place of declaration)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.